CANADIAN
WESTERN BANK

082-04478

RECEIVED
2009 MAR 30 A 6:19

March 5, 2009

09045711

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

SUPPL

Dear Mr. Dudek:

Attached please find the latest Q1 2009 release from Canadian Western Bank dated March 5, 2009 for filing as required by Rule 12g3-2(b):

Yours truly,
CANADIAN WESTERN BANK

Allen Stephen, CA
Assistant Vice President, Finance

Enclosure

dw 3/30

50 BEST EMPLOYERS IN CANADA 2008
THE GLOBE AND MAIL REPORT ON BUSINESS MAGAZINE

Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta T5J 3X6 Telephone (780) 423-8888 Fax (780) 423-8897 Website: www.cwbank.com

CANADIAN WESTERN BANK
Think Western

First Quarter Report | January 31 | 2009

To Shareholders

2009 MAR 30 A 6:19

Edmonton, March 5, 2009 – Canadian Western Bank (CWB on TSX) today announced the achievement of its 83rd consecutive profitable quarter in a very difficult operating environment for the global financial services sector. First quarter net income of $25.6 million decreased 1% compared to last year while diluted earnings per common share remained unchanged at $0.40. Despite very strong loan growth of 4% in the quarter and 17% over the past twelve months, revenues and overall profitability continued to be adversely affected by a significantly lower net interest margin. Consecutive reductions in the prime lending interest rate and elevated deposit costs related to ongoing market disruptions both served to compress margin. Gains on the sale of securities mitigated the financial impact from reduced margin and were mainly attributed to extraordinary market demand for government debt investments. Compared to the prior quarter, net income and diluted earnings per share both increased 5%.

First Quarter Highlights:

(three months ended January 31, 2009 compared with three months ended January 31, 2008 unless otherwise noted)

- Net income of $25.6 million, down 1%.
- Diluted earnings per share of $0.40, unchanged.
- Loan growth of 4% in the quarter and 17% over the past twelve months.
- Total revenues (teb[1]) of $76.9 million, up 3%.
- Closed the acquisition of 72.5% of Adroit Investment Management Ltd., an Edmonton-based firm specializing in wealth management for individuals, corporations and institutional clients.
- Recognized for a third consecutive year as one of the "50 Best Employers in Canada" as reported by the *Globe and Mail Report on Business Magazine*.
- On March 2, 2009, subsequent to quarter end, completed offerings for a total of eight million preferred share units for gross proceeds of $200 million. Each preferred unit consisted of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3, yielding 7.25% based on a $25.00 issue price and 1.78 purchase warrants. Each purchase warrant is exercisable over a period of five years and provides the holder the option to purchase one CWB common share at a price of $14.00.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

On March 4, 2009, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on April 2, 2009 to shareholders of record on March 19, 2009. This quarterly dividend is unchanged from the previous quarter and 10% higher than the quarterly dividend declared one year ago. The Board of Directors also declared an initial cash dividend of $0.292979 per preferred share payable on April 30, 2009 to shareholders of record on April 22, 2009. This payment will represent CWB's first dividend on the recently issued Series 3 preferred shares.

Banking and trust earnings of $24.8 million were up 2% compared to one year ago as very strong loan growth and a 40% increase in other income offset the combined impact of a significantly compressed net interest margin and higher non-interest expenses. First quarter net income from insurance operations of $0.8 million represented a 46% decline compared to a year earlier reflecting high frequency and severity of claims in the British Columbia (BC) home product line due to severe weather.

"The successful closing earlier this week of our preferred share unit offering was very gratifying," said Larry Pollock, President and CEO. "We are pleased to welcome Fairfax Financial and AIMCo as new investors, and look forward to developing these strategic relationships further. CWB now has among the strongest capital ratios of all Canadian banks and is also much less levered. With chaos comes opportunity and our executive management is committed to effectively deploying the capital for the benefit of all CWB stakeholders. We are aware the market's recent sell-off has impacted investor morale, but I assure our shareholders that we are proactively seeking and reviewing opportunities that should further confirm CWB's significant potential. That said, we have to remain focused on building sustainable value over the long-term; this requires discipline and sticking to the fundamentals of our proven business plan."

"Not unlike other financial institutions around the globe, CWB continued to be significantly impacted by ongoing market disruptions and a deteriorating economic outlook," added Mr. Pollock. "However, our position is different in that the bulk of our challenges are centered on net interest margin. While this circumstance is inflicting considerable pain as it relates to our current revenue and profit growth, margins will return to more normal levels over time and we're actively developing strategies to help accelerate this process. As one example of our success in this area, we currently have over $315 million of floating rate loans that have been negotiated with an interest rate floor."

"Western Canada is not immune to a global recession and we are undoubtedly facing more tough times ahead, but I can't think of a place I'd rather be situated than Western Canada," continued Mr. Pollock. "Provincial governments in the west have very low debt levels – zero in Alberta – and have been managing surpluses for some time. We also have the lowest unemployment levels in the country. While we have seen a considerable increase in the dollar level of gross impaired loans, I remain confident that our secured lending practices and disciplined underwriting, coupled with effective stimulus from government to manage our economies, should keep our actual write-offs within acceptable levels."

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended **January 31 2009**	October 31 2008	January 31 2008	Change from January 31 2008
Results of Operations				
Net interest income (teb - see below)	**$ 54,596**	$ 58,622	$ 57,046	(4)%
Less teb adjustment	**1,586**	1,540	1,337	19
Net interest income per financial statements	**53,010**	57,082	55,709	(5)
Other income	**22,351**	15,437	17,623	27
Total revenues (teb)	**76,947**	74,059	74,669	3
Total revenues	**75,361**	72,519	73,332	3
Net income	**25,619**	24,485	25,905	(1)
Earnings per common share				
Basic	**0.40**	0.39	0.41	(2)
Diluted	**0.40**	0.38	0.40	-
Return on shareholders' equity[(1)]	**14.7 %**	14.4 %	16.9 %	(220) bp[(2)]
Return on assets[(3)]	**0.93**	0.96	1.07	(14)
Efficiency ratio[(4)] (teb)	**47.3**	47.7	42.6	470
Efficiency ratio	**48.3**	48.8	43.4	490
Net interest margin (teb)[(5)]	**1.99**	2.30	2.36	(37)
Net interest margin	**1.93**	2.24	2.30	(37)
Provision for credit losses as a percentage of average loans	**0.15**	0.15	0.15	-
Per Common Share				
Cash dividends	**$ 0.11**	$ 0.11	$ 0.10	10 %
Book value	**11.10**	10.70	9.88	12
Closing market value	**11.93**	18.44	29.40	(59)
Common shares outstanding (thousands)	**63,468**	63,457	63,146	1
Balance Sheet and Off-Balance Sheet Summary				
Assets	**$ 10,907,072**	10,600,732	$ 9,864,640	11 %
Loans	**8,993,453**	8,624,069	7,706,981	17
Deposits	**9,523,097**	9,245,719	8,560,346	11
Subordinated debentures	**375,000**	375,000	390,000	(4)
Shareholders' equity	**704,603**	679,148	623,969	13
Assets under administration	**4,141,064**	4,347,723	4,174,481	(1)
Assets under management	**809,500**	-	-	nm
Capital Adequacy[(6)]				
Tangible common equity to risk-weighted assets[(7)]	**7.5 %**	7.7 %	7.9 %	(40) bp
Tier 1 ratio	**8.7**	8.9	9.2	(50)
Total ratio	**13.0**	13.5	13.9	(90)

nm - not meaningful

(1) Return on shareholders' equity is calculated as annualized net income divided by average shareholders' equity.
(2) bp – basis point change.
(3) Return on assets is calculated as annualized net income divided by average total assets.
(4) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(5) Net interest margin is calculated as annualized net interest income divided by average total assets.
(6) Capital adequacy is calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
(7) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Canadian Western Bank (CWB or the Bank) reported good first quarter results in a very challenging period for the entire global financial sector. Highlights for CWB included the achievment of its 83rd consecutive profitable quarter, loan growth of 4% in the quarter and 17% over the past twelve months, and the acquisition of 72.5% ownership of Adroit Investment Management Ltd., an Edmonton-based firm specializing in wealth management for individuals, corporations and institutional clients. CWB was also proud to be recognized for a third consecutive year as as one of Canada's "50 Best Employers" in a national survey sponsored by the *Globe and Mail Report on Business Magazine*.

Net income for the first quarter of $25.6 million was down 1% compared to a year earlier while diluted earnings per common share remained unchanged at $0.40. Total revenues (teb) increased 3% as the positive impact of very strong loan growth and a 27% increase in other income was offset by a significantly lower net interest margin. Compared to the previous quarter, net income and diluted earnings per share both increased 5% as higher other income and continued loan growth mitigated the impact of the significantly lower net interest margin.

First quarter return on equity (ROE) of 14.7% was down 220 basis points compared to the same period last year, but up 30 basis points over the prior quarter. Return on assets of 0.93% declined 14 basis points from a year earlier and three basis points from the previous quarter. Lower profitablity ratios are attributed to the significantly compressed net interest margin, which continued to be impacted by consecutive reductions in the the prime lending interest rate and higher deposit costs arising from the fallout in global financial and credit markets. CWB has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime mortgages or monoline insurers.

On March 2, 2009, subsequent to quarter end, the Bank completed offerings for a total of eight million preferred share units for gross proceeds of $200 million. The success of these public and private placements significantly augments the Bank's strong balance sheet and provides considerable flexibility to pursue accretive growth opportunities. The publicly placed preferred share units (2.4 million) were comprised of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (the "Series 3 Preferred Share"), yielding 7.25% based on a $25.00 issue price, and 1.78 common share purchase warrants. The privately placed preferred units (5.6 million) were comprised of one Series 3 Preferred Share and 1.7857 common share purchase warrants. Each warrant is exercisable until March 3, 2014 at a price of $14.00 to purchase one common share in the capital of the Bank. Both the Series 3 Preferred Shares and the warrants commenced trading on Toronto Stock Exchange on the closing date under the trading symbols CWB.PR.A and CWB.WT respectively.

Share Price Performance

CWB shares ended the first quarter at $11.93, compared to $29.40 a year earlier. Including reinvested dividends, the total return for shareholders over the one year holding period ended January 31, 2009 was negative 58%. This compares to the total return for the S&P/TSX financials index of negative 38% over the same one year period.

Dividends

On March 4, 2009, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on April 2, 2009 to shareholders of record on March 19, 2009. This quarterly dividend is unchanged from the previous quarter and 10% higher than the quarterly dividend declared one year ago. The Board of Directors also declared an initial cash dividend of $0.292979 per Series 3 Preferred Share payable on April 30, 2009 to shareholders of record on April 22, 2009.

Loan Growth

The Bank continued to expand its market presence achieving strong loan growth of 4%. Growth was achieved across all four western provinces with Alberta showing the best quarterly performance. Moderated economic activity and increased uncertainties underscore the importance of maintaining our strong credit discipline and our focus will remain centered on working with our clients and funding quality assets that offer a fair and profitable return. Reflecting current economic conditions, new deal flow has slowed considerably compared to recent prior periods, but there are ongoing opportunities to increase market share and we believe our fiscal 2009 loan growth target of 10% is still attainable.

Optimum Mortgage (Optimum), our alternative mortgage business, showed solid quarterly performance with total loans increasing 4% in the quarter and 30% over the past year to reach $489 million. Despite moderated residential sales activity in our markets, Optimum continued to post strong profitability while maintaining a good overall risk profile. This business shows strong growth potential and we will maintain our efforts to selectively enhance the Bank's position in this segment of the market.

Credit Quality

Overall credit quality remained sound in an environment of slower economic growth, moderated residential sales activity and elevated market uncertainties. Eight interim construction loans at quarter end represented approximately 59% of the total $107.8 million of gross impaired loans. A softening real estate market, escalated construction costs and an inability to access additional capital are common themes in these accounts. The Bank is in varying stages of enforcing its security in these projects to recoup its investments. Systemic softness in the forestry industry continued to pose challenges for some clients. The general level of activity related to Western Canada's oil and gas industries is subject to fluctuations correlated with underlying resource prices, which are down substantially compared to levels observed in the first half of 2008. Estimated write-offs from all existing loans classified as impaired are reflected in the specific provisions for credit losses and have been established based on our current assessment of security held against these accounts. The quarterly provision for credit losses of $3.4 million increased in line with our fiscal 2009 performance target range of 15 to 18 basis points of average loans. Based on our current view for credit quality, taking into consideration CWB's strong underwriting discipline and secured lending practices, loan losses are expected to remain within the Bank's historic range of acceptable levels.

Branch Deposit Growth

Deposits raised through our branch network and Canadian Western Trust Company decreased 5% compared to the previous quarter, but were up 1% in the past twelve months. The decline in total branch deposits was more than offset by an increase in insured, retail term deposits raised through the Bank's deposit broker network. The demand and notice component within branch-raised deposits was down 2% in the quarter, but remained relatively unchanged compared to a year earlier. We continued to note a shift in client preference towards fixed rate term deposits due to a modestly steeper yield curve. Further diversifying our funding mix remains a key strategic priority and we are optimistic about several opportunities in this regard. Our recent introduction of an Internet-based division of the Bank named *Canadian Direct Financial™* (www.canadiandirectfinancial.com) is still in the early stages of development as we continue to determine the most beneficial strategies to raise deposits through this source.

Net Interest Margin

Consecutive reductions in the prime lending rate and elevated deposit costs continued to compress net interest margin which has had a significant negative impact on growth in total revenues and overall profitability. Based on the Bank's financial position at quarter end, it is estimated that every one basis point deterioration in net interest margin (teb) decreases annual net interest income (teb) by approximately $1.0 million, all else being equal. First quarter net interest margin (teb) was 1.99%, down 37 basis points compared to a year earlier and 31 basis points from the previous quarter. While we have had good success pricing new and renewal loan accounts to ensure a fair and profitable return in the context of today's markets, it will still take considerable time to realize the full benefit of these efforts. As demonstrated above, the rapid decline in yields on floating loans and investment portfolios due to falling interest rates, coupled with the fact that CWB's loans reprice more quickly than its deposit liabilities (the opposite effect occurs when interest rates rise), has a very material impact on our overall financial performance. To date, the impact from ongoing margin compression has been partially mitigated by gains on the sale of securities and, to the extent possible, we will look for continued opportunities in this regard without foregoing overall investment quality and future yields. Pressures on net interest margin are expected to continue until interest rates bottom, overall deposit costs ease and market spreads return to more normal levels. In addition, the incremental margin earned on lower cost notice and demand deposits is reduced as the prime rate decreases to historically low levels.

Trust and Wealth Management Services

Canadian Western Trust Company (CWT) maintained prior period momentum posting strong financial performance and growth. CWT also completed the successful launch of its new self-directed tax free savings account (TFSA). While Valiant Trust Company (Valiant) continues to manage a reduction in total revenues attributed to a marked slow down in capital markets activity, its strong marketing efforts combined with a focus on offering exceptional customer experiences are providing excellent opportunities to secure new business, particularly in BC. We are very pleased this quarter to officially welcome Adroit Investment Management Ltd. (Adroit) to the CWB Group. Based in Edmonton, Adroit represents a welcome new line of business for CWB.

Insurance

Our insurance subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct), was impacted this quarter by a high level of claims in its BC Home product line resulting from severe snowstorms and the melt that followed. Barring the occurrence of further severe weather or other catastrophe type events, we expect the contribution from insurance operations will improve over the balance of the year.

Outlook

CWB's first quarter results represent a good start for fiscal 2009 in view of a deteriorating economic environment and continued market disruptions. We believe our primary markets in Western Canada are better positioned to weather current uncertainties than other parts of the country and remain comfortable with both the quality of our portfolio and the underlying security held against these loans. Our strategies to grow other income and diversify funding sources remain important components in achieving both our short- and long-term objectives, particularly in the face of ongoing margin compression. Maintaining responsible cost control while ensuring we have a sound platform for sustained, high quality growth also remains a key strategy. Subsequent to quarter end, management was very pleased to close the Bank's $200 million offering of preferred share units. The successful placement of these units augments our strong balance sheet and positions CWB to capitalize on the significant opportunities we are seeing as result of ongoing market turmoil.

CWB is proud to be recognized for a third consecutive year as one of Canada's "50 Best Employers". Our success in enhancing the Bank's position as an employer of choice benefits all stakeholders and we will continue efforts to offer employees a rewarding work environment that enables and challenges them to achieve their full potential.

We look forward to reporting our fiscal 2009 second quarter results on June 4, 2009.

Larry M. Pollock
President and Chief Executive Officer

This management's discussion and analysis (MD&A) should be read in conjunction with Canadian Western Bank's (CWB or the Bank) unaudited interim consolidated financial statements for the period ended January 31, 2009, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2008, available on SEDAR at www.sedar.com and the Bank's website at www.cwbankgroup.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2008 remain substantially unchanged.

Overview

CWB posted good overall results in a very challenging operating environment for the financial services industry. Quarterly net income from banking and trust operations of $24.8 million was up 2% ($0.4 million) compared to one year ago as the positive earnings contributions from strong 17% loan growth, a $7.1 million increase in gains on sale of securities and a lower effective tax rate offset the impact of a significantly lower net interest margin, measured on a taxable equivalent basis (teb – see definition following Financial Highlights table), and a 14% ($4.6 million) increase in non-interest expenses. Gains on the sale of securities were realized due to unusual market conditions, including extraordinary demand for government debt, and represented a major component of first quarter other income. Canadian Direct Insurance Incorporated (Canadian Direct or CDI) recorded net income of $0.8 million, a 46% decline compared to a year earlier reflecting unusually high claims experience for the British Columbia (BC) home product line due to severe weather. Consolidated first quarter net income decreased 1% from a year earlier to $25.6 million, representing $0.40 ($0.40 basic) per diluted share.

Compared to the previous quarter, consolidated net income increased 5% ($1.1 million) mainly reflecting $7.2 million higher gains on sale of securities and strong loan growth, offset by a significantly compressed net interest margin (teb) and a 45% ($1.7 million) decrease in net insurance revenues.

First quarter return on equity of 14.7% decreased from 16.9% a year earlier and was up from 14.4% last quarter. Return on assets was 0.93%, compared to 1.07% a year earlier and 0.96% in the prior quarter. Profitability ratios were negatively impacted by both constrained total revenues due to a significantly lower net interest margin and higher non-interest expenses, partially offset by strong growth in other income.

Total Revenues (teb)

Total revenues (teb), comprised of net interest income and other income, of $76.9 million were up 3% compared to the same quarter last year as the positive impact from strong loan growth and a 27% ($4.7 million) increase in other income was largely offset by a significantly lower net interest margin. Compared to last quarter, total revenues (teb) were up 4% ($2.9 million) reflecting a 45% ($6.9 million) increase in other income and continued loan growth, largely offset by a 7% ($4.0 million) decline in net interest income (teb) due to consecutive decreases in the prime lending interest rate and elevated deposit costs related to ongoing turmoil in financial markets.

Net Interest Income (teb)

Quarterly net interest income (teb) of $54.6 million was down 4% ($2.5 million) compared to the same period last year as the positive revenue impact from strong loan growth was more than offset by a 37 basis point decline in net interest margin (teb) to 1.99%. Compared to last year, first quarter net interest margin was mainly affected by consecutive reductions in the prime lending interest rate, lower yields on investments held in the securities portfolio and elevated deposit costs related to ongoing disruptions in financial markets, partially offset by lower average liquidity levels and improved interest spreads on both new and renewal accounts. Reductions in the prime interest rate negatively impact net interest margin because deposits do not reprice as quickly as prime-based loans. Also, the marginal benefit attributed to the Bank's lower cost demand and notice deposits is significantly reduced as all interest rates approach zero.

Net interest income (teb) was down 7% ($4.0 million) compared to the previous quarter reflecting a 31 basis point decline in net interest margin (teb), partially offset by strong quarterly loan growth. Compared to the prior quarter, the significantly lower net interest margin was mainly attributed to the factors already noted.

Note 12 to the unaudited interim consolidated financial statements provides a summary of the Bank's exposure to interest rate risk as at January 31, 2009. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on

the interest rate gap position at January 31, 2009, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 5.8% and decrease other comprehensive income $21.4 million, net of tax, over the following twelve months. It is estimated that a one-percentage point decrease in all interest rates would decrease net interest income by approximately 7.0% and increase other comprehensive income $21.4 million, net of tax, over the following twelve months. This compares to October 31, 2008, when a one-percentage point increase in all interest rates would have increased net interest income by approximately 4.8% and decreased other comprehensive income $20.0 million, net of tax, over the following twelve months; the opposite effect would have occurred if all interest rates decreased. Interest sensitivity was high compared to both prior periods and internal target levels reflecting abnormal market spreads for conventional financial instruments used to hedge the Bank's loan portfolio against interest rate risk. Management will look to actively reduce this sensitivity as market spreads return to more normal historic levels and as market uncertainties decrease. The Bank's overall strategy remains relatively neutral with respect to taking specific positions on interest rate risk.

Other Income

Quarterly other income of $22.4 million was up 27% ($4.7 million) from a year earlier reflecting a $7.1 million increase in gains on sale of securities, a solid contribution from trust services and fee income attributed to newly acquired Adroit Investment Management Ltd. (Adroit), offset by 21% ($1.6 million) lower credit related fee income and a 34% ($1.1 million) decline in net insurance revenues. Gains on the sale of securities were realized due to very favourable pricing on certain high quality, short-term debt investments. Reflecting unusual market conditions, including extraordinary demand for government bonds, the Bank capitalized on opportunities to realize gains on certain securities while maintaining comparable yields on reinvestment in other high quality fixed income investments. The year-over-year decline in net insurance revenues reflects high frequency and severity of claims in the BC home product line due to severe weather. Loss results for Canadian Direct's other lines of business compared favourably with the prior year. Retail services fee income was down 6% ($0.1 million) while foreign exchange gains and other were relatively unchanged.

Compared to the previous quarter, other income was up 45% ($6.9 million) reflecting $7.2 million higher gains on securities sales, a 10% ($0.5 million) improvement in credit related fee income and a 15% increase attributed to trust service and wealth management revenues, partially offset by a 45% ($1.7 million) decline in net insurance revenues.

Credit Quality

Overall credit quality remained sound in view of ongoing market uncertainties and slower economic growth. It is clearly evident that the Bank's primary markets have been impacted by ongoing global economic turmoil, but management believes that Western Canada is better positioned than the rest of the country to manage through these challenges. Measured as a percentage of average loans, the provision for credit losses of 15 basis points remained unchanged from both the previous quarter and one year ago. The quarterly dollar provision of $3.4 million was $0.2 million higher than last quarter and up from $2.8 million a year earlier with the increase reflecting ongoing portfolio growth.

Gross impaired loans at January 31, 2009 were $107.8 million, compared to $91.6 million last quarter and $38.9 million a year earlier. While the increased level of gross impaired loans is partially due to moderated residential sales activity and the resulting pressure on the Bank's alternative mortgage business, approximately 59% of the total amount at quarter end was attributed to eight interim construction loans. A softening real estate market, escalated construction costs and an inability to access additional capital are common themes in these accounts. The Bank is in varying stages of enforcing its security in these projects to recoup its investments. The dollar level of gross impaired loans is expected to fluctuate as loans become impaired and are subsequently resolved and does not accurately reflect the dollar value of expected write-offs given the tangible security held against the Bank's lending positions. Existing loans classified as impaired are well structured and current estimates of expected write-offs are reflected in the specific provisions for credit losses. The timeframe required to recover balances on certain lending facilities classified as impaired has been extended due to the presence of other lenders with charges subordinated to CWB, but management remains confident with regard to both the current quality and marketability of the security held against these accounts.

Measured against total loans, gross impaired loans remain within the Bank's historic range of acceptable levels. Gross impaired loans represented 1.20% of total loans at quarter end, compared to 1.06% last quarter and 0.51% one year ago. At the end of fiscal 2008, the ten year average for gross impaired loans

measured against total loans was 0.83%, with a high of 1.69% in 1999 and a low of 0.18% in 2006. The average net new specific provisions for credit losses over the same ten year period noted above was 13 basis points of average loans (including fiscal 2006 when recoveries exceeded losses). While the dollar level of gross impaired loans will likely increase further if adverse economic conditions persist, losses in consideration of the current operating environment are expected to remain within CWB's historic range of acceptable levels. Tangible benefits from CWB's disciplined credit underwriting and secured lending practices will become increasingly important in the event of a more significant and long-lasting deterioration of Western Canada's economies. Based on current credit quality, management expects the fiscal 2009 provisions for credit losses will remain in a range of 15 - 18 basis points of average loans.

The total allowance for credit losses (general and specific) represented 69% of gross impaired loans at quarter end, compared to 82% last quarter and 167% one year ago. The general allowance as a percentage of risk-weighted loans was 74 basis points, compared to 77 basis points in the previous quarter and 79 basis points a year earlier. The purpose of the general allowance for credit losses is to mitigate the impact of unidentified losses in the portfolio. Given changes in the credit cycle, it is expected that the level of the general allowance will fluctuate up or down as specific losses are identified and subsequently charged off.

Non-interest Expenses

First quarter non-interest expenses of $36.4 million increased 14% ($4.6 million) over one year ago and 3% ($1.0 million) over the prior quarter. Management is committed to strong fiscal responsibility, but effective execution of CWB's strategic focus on people, process, infrastructure and business enhancement has necessitated increased spending in some areas. These expenditures are mainly correlated with enhancements to the Bank's growth platform including additional staff complement, expanded premises and technology upgrades to increase operating efficiencies over time. Spending in these areas is an integral part of management's commitment to maximize shareholder value over the long-term and is expected to provide significant benefits in future periods. Previously announced plans for three new full service branches (Saskatoon, Kamloops and Surrey) are proceeding with expected opening dates in 2009 and 2010, while the planned branch for Airdrie will not go ahead due to location restrictions within that community.

Higher non-interest expenses compared to one year ago reflect a 16% ($3.2 million) increase in salary and benefit costs mainly related to increased staff complement and annual salary increments. Non-cash, stock-based compensation charges represented $1.6 million of total non-interest expenses in the first quarter, compared to $1.3 million in the same quarter last year. While this expense has historically been an efficient and cost effective employee compensation and retention incentive, it currently represents a material non-cash expense that is no longer adding value for shareholders due to CWB's significantly depressed share price. Given the foregoing, the Board of Directors is currently in the process of reviewing viable alternatives and/or enhancements for the Bank's existing employee compensation programs. Premises and equipment expenses including depreciation were up $0.6 million while other expenses increased $0.8 million. Compared to the prior quarter, almost the entire $1.0 million difference in non-interest expenses was attributed to increased salary and benefit costs reflecting annual salary increments and the addition of Adroit. Premiums expensed for Employment Insurance and the Canada Pension Plan are also notably higher in the first month of the calendar year.

The first quarter efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), was 47.3%, compared to 42.6% last year and 47.7% in the previous quarter. The considerable deterioration in this measure compared to the first quarter last year reflects the negative impact on total revenues due to the significantly compressed net interest margin, coupled with higher non-interest expenses, partially offset by the positive impact from robust loan growth and increased other income. Compared to the prior quarter, the efficiency ratio was positively impacted by strong loan growth and increased other income, largely offset by the negative impact from the compressed net interest margin.

Income Taxes

The first quarter income tax rate (teb) was 30.9%, down 440 basis points from one year ago, while the tax rate before the teb adjustment was 27.8%, or 530 basis points lower. For comparison purposes, the quarterly provision in 2008 included $1.0 million of additional tax expense that resulted from the write-down of future tax assets to reflect lower future federal corporate income tax rates. Excluding this additional tax expense, the current year's income tax rate (teb) was 190 basis points lower than a year earlier.

Effective July 1, 2008, the corporate provincial income tax rates in BC, Saskatchewan and Manitoba each decreased 100 basis points to 11%, 12% and 13% respectively. The federal corporate income tax rate was reduced from 19.5% to 19.0%, effective January 1, 2009. The corporate income tax rate in Manitoba will decrease from 13% to 12% effective July 1, 2009. Looking forward, the reductions in income tax rates will have a positive impact on overall tax rates and cash tax paid on future earnings.

On April 1, 2009, CWB's capital tax rate in BC is expected to decrease to 0.33%, down from 0.67%, and to be eliminated completely by April 1, 2010.

Comprehensive Income

Comprehensive income is composed of net income and other comprehensive income (OCI) all net of income taxes, and totaled $30.8 million for the first quarter, compared to $32.8 million in the same period last year. As previously noted, net income was down 1% ($0.3 million) compared to one year ago. CWB's OCI includes unrealized gains and losses on available-for-sale cash and securities, and on derivative instruments designated as cash flow hedges. First quarter OCI included a gain of $5.2 million, compared to a gain of $6.9 million a year earlier. Changes in OCI primarily reflect market value fluctuations related to changes in market credit spreads, interest rates and shifts in the interest rate curve, partially offset by higher realized gains on sale of securities reclassified to other income and higher amounts reclassified to net interest income related to derivatives designated as cash flow hedges.

Balance Sheet

Total assets increased 3% ($306 million) in the quarter and 11% ($1,042 million) in the past year to reach $10,907 million at January 31, 2009.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,724 million at January 31, 2009, compared to $1,798 million last quarter and $1,993 million one year ago. The unrealized loss recorded on the balance sheet at January 31, 2009 was $13.2 million, compared to $17.8 million last quarter and $1.7 million one year ago. The increase in unrealized losses compared to a year earlier is primarily attributed to a market value reduction in the Bank's preferred share portfolio. Unrealized losses in the Bank's preferred share portfolio totaled $25.8 million as at January 31, 2009, compared to $17.8 million at October 31, 2008 and $4.8 million a year earlier. The cash and securities portfolio is mainly comprised of high quality debt instruments that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates, market credit spreads and shifts in the interest rate curve.

Realized gains on sale of securities in the first quarter were $8.1 million, compared to $0.9 million in the previous quarter and $1.0 million in the same quarter last year. The difference in realized gains on sale of securities mainly resulted from transactions related to favourable pricing on certain government grade, short-term debt investments. Reflecting unusual market conditions, the Bank capitalized on opportunities to realize gains on these securities while maintaining comparable yields on reinvestment in other high quality fixed income investments. The Bank has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime lending or monoline insurers.

Treasury Management

High liquidity levels have been maintained since August 2007 in response to disruptions and related uncertainties in financial markets. Although this strategy has a negative impact on net interest margin, it reflects the Bank's conservative risk tolerance and augments its strong position to manage future unexpected events. Average liquidity balances in the first quarter were lower than both the prior period and the same quarter last year with the decrease reflecting strong loan demand and improved methodology for measuring and monitoring liquidity. Enhanced liquidity and deposit monitoring capabilities have enabled management to better assess risks under various scenarios and to decrease the level of liquid asset coverage on a general basis. Elevated liquidity levels compared to what would be held under more normal market conditions are expected to be maintained until disruptions in financial markets subside.

Loans

Total loans grew 4% ($369 million) in the quarter and 17% ($1,286 million) in the past twelve months to reach $8,993 million. Solid growth was achieved across all four western provinces with lending activity in Alberta showing the strongest quarterly performance in dollar terms. Measured by lending sector, the best

quarterly performance was in real estate and general commercial lending, while the personal lending and equipment financing sectors also showed solid quarterly results. Looking forward, quarterly loan growth is expected to slow considerably compared to the current 4%. Moderated residential sales and construction activity in Western Canada will have an adverse impact on growth in several lending areas, most prominently being the Bank's real estate construction portfolio. Construction loans are relatively short in duration and there are now far fewer quality lending opportunities in this area. Challenges related to softness in the forestry and natural gas services industries are expected to persist, which will have a continued negative impact on demand for equipment financing. The outlook related to crude oil and natural gas production is also uncertain and subject to fluctuations correlated with the underlying resource prices and drilling activity. Opportunities to increase market share across all lending sectors underpin management's expectations that CWB will achieve its published 10% annual loan growth target. Despite increased challenges, management still believes Western Canada is in a good position relative to the rest of the country to manage through ongoing economic turbulence.

The Bank's alternative mortgage business, Optimum Mortgage (Optimum), showed strong growth with total loans increasing 4% in the quarter and 30% over the past twelve months to reach $489 million. Total deal activity was solid, although the percentage of loan applications that fell within the Bank's underwriting criteria was down compared to prior periods. While moderated residential sales activity has resulted in fewer mortgage applications, it also impacts marketing time for homes in foreclosure. Longer marketing time has contributed to a higher level of delinquent loans, but the Bank remains well secured via conventional residential first mortgages carrying a weighted average underwritten loan-to-value ratio at initiation of approximately 70%. The vast majority of all Optimum mortgages carry a fixed interest rate with the principal amortized over 25 years or less. This business continues to show strong growth potential and provides opportunities to produce solid returns while maintaining an acceptable risk profile.

Deposits

Total branch deposits were down 5% compared to the previous quarter, but up 1% in the past year. The demand and notice component within branch deposits was down 2% from last quarter and was relatively unchanged compared to a year earlier. Reflecting the Bank's commercial focus, a considerable portion of the quarterly decline in total branch deposits was attributed to larger commercial balances that can be subject to greater fluctuation. Also, some customers have chosen to take advantage of modest shifts in the yield curve by moving towards fixed term deposits to enhance returns, which has a moderate negative influence on the Bank's overall funding costs. The recently introduced Internet-based division of the Bank named *Canadian Direct Financial™* (www.canadiandirectfinancial.com) is still in the early stages of development as management determines the most beneficial strategies to raise deposits through this source. Disruptions in financial markets and related competitive influences have led to significantly increased costs for both branch-generated deposits and those raised through the deposit broker network. While improved conditions in financial and credit markets should help stabilize and lower deposit costs over time, it is difficult to predict when this will occur.

Total deposits at year end were $9,523 million, up 3% ($277 million) from the previous quarter and 11% ($963 million) over the past year. Total branch deposits measured as a percentage of total deposits were 58% at January 31, 2009 down from 63% in the previous quarter and 64% one year ago. Compared to prior periods, the reduction in branch-raised deposits as a percentage of total deposits mainly reflects a marked increase in insured, fixed rate term deposits raised through the deposit broker network. Demand and notice deposits represented 25% of total deposits, down from 26% in the previous quarter and 28% at the same time last year with the decrease again reflecting insured deposits raised through the deposit broker network.

Other Assets and Other Liabilities

Other assets at January 31, 2009 totaled $190 million, compared to $179 million last quarter and $164 million one year ago. Other liabilities at quarter end were $304 million, compared to $301 million the previous quarter and $290 million last year.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration and assets under management held in trust by Adroit. Trust assets under administration totaled $4,141 million at January 31, 2009, compared to $4,348 million last quarter and $4,174 million one year ago. Assets under management were $810 million at quarter end, compared to nil in prior periods. Other off-balance sheet items are composed of standard

industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), and the non-consolidated variable interest entity. CWB does not utilize, nor does it have exposure to, collateralized debt obligations or credit default swaps. For additional information regarding other off-balance sheet items refer to Notes 14 and 20 to the audited consolidated financial statements on pages 76 and 80 respectively in the Bank's 2008 Annual Report.

Capital Management

At January 31, 2009, CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 13.0%, down from 13.5% last quarter and 13.9% a year earlier. The Tier 1 ratio at quarter end was 8.7%, compared to 8.9% last quarter and 9.2% at the same time last year. Compared to one year ago, CWB's total regulatory capital increased with the retention of earnings, the placement of $50 million of subordinated debentures in June 2008 and a higher general allowance for credit losses, offset by robust asset growth and the redemption of $30 million and $35 million of subordinated debentures in July and October 2008, respectively. The lower Tier 1 ratio reflects robust asset growth, an increase of $9.9 million in the capital deduction arising from unrealized after-tax losses in the Bank's preferred share securities portfolio and $2.4 million of goodwill attributed to the acquisition of Adroit, offset by the retention of earnings and the positive impact of a $5.0 million dividend declared and paid in the fourth quarter of 2008 by CDI to the Bank. Compared to the prior quarter, the Tier 1 ratio reflects strong asset growth, a $5.4 million higher capital deduction from unrealized after-tax losses in the Bank's preferred share securities portfolio and increased goodwill attributed to Adroit, partially offset by the retention of earnings.

On March 2, 2009, subsequent to quarter end, the Bank issued 2,600,000 of Preferred Units (the "Public Offering Preferred Units") for total proceeds of $65 million. The Public Offering Preferred Units each consist of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (the "Series 3 Preferred Shares") in the capital of the Bank with an issue price of $25.00 per share and 1.78 common share purchase warrants (each whole warrant a "Warrant"). Each Warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014. The Bank also granted the underwriters an option to purchase, on the same terms, up to an additional 390,000 Public Offering Preferred Units. This option is exercisable in whole or in part by the underwriters at any time up to April 1, 2009. The maximum gross proceeds raised under the public offering would be $74.75 million should the underwriters' exercise their option in full. The Bank also issued 5,400,000 Preferred Units (the "Private Placement Preferred Units") by way of a private placement to institutional investors for total proceeds of $135 million. The Private Placement Preferred Units consist of one Series 3 Preferred Share and 1.7857 Warrants. The Warrants have the same terms as those issued under the public offering.

The Series 3 Preferred Shares yield 7.25% annually, payable quarterly, as and when declared by the Board of Directors of CWB for an initial period ending April 30, 2014. Thereafter, the dividend rate will reset every five years at a level of 500 basis points over the then current five-year Government of Canada bond yield. Holders of Series 3 Preferred Shares will, subject to certain conditions, have the option to convert their shares to Non-Cumulative Floating Rate Preferred Shares, Series 4 (the "Series 4 Preferred Shares") on April 30, 2014 and on April 30 every five years thereafter. Holders of the Series 4 Preferred Shares will be entitled to a floating quarterly dividend rate equal to the then current 90-day Canadian Treasury Bill Rate plus 500 basis points, as and when declared by the Board of Directors of CWB. The Series 3 Preferred Shares and Series 4 Preferred Shares are redeemable at the option of CWB on April 30, 2014, and every fifth anniversary thereafter at a price of $25.00 per share. In addition, the Series 4 Preferred Shares are redeemable at the option of CWB at any other time, on or after April 30, 2014, at a price of $25.50 per share.

The Preferred Shares Series 3 and the Preferred Shares Series 4 qualify as Tier 1 capital for the Bank. Both the Series 3 Preferred Shares and the Warrants commenced trading on the Toronto Stock Exchange on March 2, 2009 under the trading symbols CWB.PR.A and CWB.WT, respectively. On the assumption that the underwriters fully exercise their option to purchase the additional 390,000 Public Offering Preferred Units, CWB's pro forma Tier 1 and total capital ratios as of January 31, 2009 would be approximately 11.0% and 15.3%, respectively. On the assumption this option is not exercised, CWB's pro forma Tier 1 and total capital ratios as of January 31, 2009 would be approximately 10.9% and 15.2%, respectively.

Further information relating to the Bank's capital position is provided in Note 14 to the quarterly financial statements as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2008.

Book value per common share at January 31, 2009 was $11.10 compared to $10.70 last quarter and $9.88 one year ago.

Common shareholders received a quarterly cash dividend of $0.11 per common share on January 2, 2009. On March 4, 2009, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on April 2, 2009 to shareholders of record on March 19, 2009. This quarterly dividend represents a 10% increase over the quarterly dividend declared one year ago. The Board of Directors also declared an initial cash dividend of $0.292979 per Series 3 Preferred Share payable on April 30, 2009 to shareholders of record on April 22, 2009.

Changes in Accounting Policies

Goodwill and Intangible Assets

Effective November 1, 2008, the Bank adopted the CICA new accounting standard, Section 3064, *Goodwill and Intangible Assets*. Section 3064, which replaces Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets.

Credit Risk and Fair Value

Effective November 1, 2008, the Bank adopted EIC 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. The abstract clarifies how the Bank's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

The Bank has embarked on a four stage project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic phase is complete and the design and planning phase is underway and expected to be completed by the end of fiscal 2009.

The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable. Additional information regarding the Bank's plan and the expected impact of the transition will be provided as the project moves forward.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended January 31, 2009 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

With the recent acquisition of Adroit, the Bank's certifying officers have limited the scope of design of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude Adroit controls, policies and procedures. With the work currently underway, it is expected that the limitation will be removed for the next quarter.

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of Canadian Western Bank, consistent with prior quarters.

Updated Share Information

As at February 28, 2009, there were 63,488,554 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 6,223,992 common shares for maximum proceeds of $128.9 million.

Summary of Quarterly Financial Information

	2009	2008				2007		
($ thousands)	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues (teb)	**$ 76,947**	$ 74,059	$ 76,375	$ 73,754	$ 74,669	$ 74,359	$ 70,665	$ 66,804
Total revenues	**75,361**	72,519	74,933	72,402	73,332	72,863	69,242	65,477
Net income	**25,619**	24,485	26,327	25,302	25,905	29,572	24,033	22,219
Earnings per common share								
Basic	**0.40**	0.39	0.42	0.40	0.41	0.47	0.39	0.36
Diluted	**0.40**	0.38	0.41	0.39	0.40	0.46	0.37	0.35
Total assets ($ millions)	**10,907**	10,601	10,057	10,038	9,865	9,525	8,881	8,022

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a consistent growth trend although the second quarter contains three fewer revenue-earning days, or two fewer days in a leap year such as 2008.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Results by Business Segment - Insurance), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations.

Quarterly results can also fluctuate due to the recognition of periodic income tax items. Net income in the first quarter of 2008 included $1.0 million ($0.01 per diluted share) of tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates. Net income in the fourth quarter of 2007 included the recognition of previously unrecorded tax benefits related to certain prior period transactions of $2.9 million ($0.04 per diluted share).

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2008 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com and on CWB's website at www.cwbankgroup.com. The 2008 Annual Report and audited consolidated financial statements for the year ended October 31, 2008 are available on both SEDAR and the Bank's website.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust and 2) insurance. Segmented information is also provided in Note 13 of the unaudited interim consolidated financial statements.

Banking and trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's subsidiaries, Canadian Western Trust Company (CWT) and Valiant Trust Company (Valiant). Effective November 1, 2008, the banking and trust segment also includes wealth management services provided through CWB's 72.5% ownership interest in subsidiary, Adroit Investment Management Ltd.

First quarter net income of $24.8 million increased 2% ($0.4 million) compared to last year reflecting the positive earnings impact of strong 17% loan growth and $7.2 million higher gains on the sale of securities, offset by the impact of a 37 basis point decline in net interest margin (teb) to 1.97%. The significant reduction in net interest margin (teb) compared to a year earlier resulted from consecutive decreases in the prime lending interest rate, lower yields on investments held in the securities portfolio and elevated deposit costs related to ongoing disruptions in financial markets, partially offset by lower average liquidity levels and improved interest spreads on both new and renewal accounts. Credit related fee income was down 21% ($1.6 million) while trust and wealth management services fee income, including revenue contributions from Adroit, increased 10% ($0.3 million). Retail services fee income was $0.2 million lower while foreign exchange and other was up $0.5 million in the aggregate. The quarterly efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), was 46.2%, compared to 42.1% one year ago. The deterioration in the efficiency ratio (teb) reflects constrained growth in net interest income attributed to a compressed net interest margin (teb) and a 15% ($4.4 million) increase in non-interest expenses mainly resulting from continued business growth and investment in future development initiatives, partially offset by the positive impact of continued loan growth and a 40% ($5.8 million) increase in other income.

Quarterly earnings were up 11% ($2.5 million) from the previous period reflecting a $7.1 million increase in gains on the sale of securities, strong 4% loan growth and $0.5 million increases for both credit related fee income and trust and wealth management services, offset by a 31 basis point decline in net interest margin (teb) and a $1.0 million increase in non-interest expenses. The net interest margin was affected by the same factors noted above while the quarterly increase in non-interest expenses was attributed to increased salary and benefit costs mainly associated with annual salary increments, increased staff complement reflecting the addition of Adroit and, higher premiums expensed for Employment Insurance and the Canada Pension Plan due to the onset of the calendar year. The quarterly efficiency ratio (teb) improved 180 basis points compared to last quarter.

	For the three months ended			Change from
($ thousands)	**January 31 2009**	October 31 2008	January 31 2008	January 31 2008
Net interest income (teb)	**$ 53,101**	$ 56,993	$ 55,642	(5)%
Other income	**20,218**	11,580	14,395	40
Total revenues (teb)	**73,319**	68,573	70,037	5
Provision for credit losses	**3,369**	3,187	2,813	20
Non-interest expenses	**33,910**	32,913	29,504	15
Provision for income taxes (teb)	**11,151**	10,163	13,280	(16)
Non-controlling interest in subsidiary	**67**	-	-	nm
Net income	**$ 24,822**	$ 22,310	$ 24,440	2 %
Efficiency ratio (teb)	**46.2 %**	48.0 %	42.1 %	410 bp
Efficiency ratio	**47.2**	49.0	42.9	430
Net interest margin (teb)	**1.97**	2.28	2.34	(37)
Net interest margin	**1.91**	2.23	2.29	(38)
Average loans (millions)(1)	**$ 8,855**	$ 8,317	$ 7,545	17 %
Average assets (millions)(1)	**10,711**	9,902	9,428	14

bp - basis point change.
teb - taxable equivalent basis, see definition following Financial Highlights table.
nm - not meaningful

(1) Assets are disclosed on an average daily balance basis.

Insurance

The insurance segment is comprised of the operations of CWB's subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct or CDI), which provides auto and home insurance to individuals in BC and Alberta.

Canadian Direct's net income of $0.8 million was 46% ($0.7 million) lower than the same quarter last year due to high frequency and severity of claims in the BC home product line. Severe snowstorms and the melt that followed increased the overall loss ratio to 74%, from 70% last year. In the BC home product, the first quarter loss ratio was 109%, compared with 73% a year earlier. Loss results for the other lines of business compared favourably with the prior year. Net earned premiums grew 4% ($0.9 million) reflecting growth in policies outstanding and a higher average premium per policy sold. Canadian Direct's share of the Alberta Risk Sharing Pools (the Pools) had a $0.2 million negative impact on net income before tax, compared to a $0.1 million positive before tax earnings contribution in the same quarter last year.

In comparison to the previous quarter, Canadian Direct's net income decreased 63% ($1.4 million) primarily due to the impact on claims from the severe weather related events in BC, offset by a $0.9 million improvement in the before tax losses attributed to Canadian Direct's share of the Pools. The seasonal aspect of the business where new policy growth is traditionally slow in the first quarter is reflected in the decrease in gross written premiums. Barring any further severe weather or other catastrophe type events, the combination of expected improved claims experience and a higher volume of policy sales during the busier spring and summer seasons should allow for better results through the remainder of fiscal 2009.

	For the three months ended			Change from
($ thousands)	**January 31 2009**	October 31 2008	January 31 2008	January 31 2008
Net interest income (teb)	**$ 1,495**	$ 1,629	$ 1,404	6 %
Other income (net)				
Net earned premiums	**25,215**	24,877	24,299	4
Commissions and processing fees	**654**	742	662	(1)
Net claims and adjustment expenses	**(18,651)**	(16,564)	(17,069)	9
Policy acquisition costs	**(5,106)**	(5,212)	(4,683)	9
Insurance revenue (net)	**2,112**	3,843	3,209	(34)
Gains on sale of securities	**21**	14	19	11
Total revenues (net) (teb)	**3,628**	5,486	4,632	(22)
Non-interest expenses	**2,495**	2,446	2,320	8
Provision for income taxes (teb)	**336**	865	847	(60)
Net income	**$ 797**	$ 2,175	$ 1,465	(46)%
Policies outstanding (#)	**168,642**	168,071	165,314	2 %
Gross written premiums	**$ 23,103**	$ 28,776	$ 21,616	7
Claims loss ratio(1)	**74 %**	67 %	70 %	400 bp
Expense ratio(2)	**28**	27	26	200
Combined ratio(3)	**102**	94	96	600
Alberta auto risk sharing pools impact on net income before tax	**$ (158)**	$ (1,060)	$ 120	nm %
Average total assets (millions)	**188**	191	180	4

bp – basis point change.
teb – taxable equivalent basis, see definition following Financial Highlights table.
nm – not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2009 Target Ranges and Performance

The performance target ranges established for the 2009 fiscal year are presented in the table below together with CWB's actual performance to date.

	2009 Target Ranges	**2009 Performance**[1]
Net income growth	2% to 5%	**(1%)**
Total revenue (teb) growth	5% to 8%	**3%**
Loan growth	10%	**17%**
Provision for credit losses as a percentage of average loans	0.15% - 0.18%	**0.15%**
Efficiency ratio (teb)	46% - 49%	**47.3%**
Return on equity	14% -16%	**14.7%**
Return on assets	0.90% - 1.05%	**0.93%**

(1) 2009 performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

The combined impact of quickly falling interest rates, persistent elevated deposit costs due to disruptions in financial markets and a deteriorating economic picture has been more severe than anticipated when the Bank initially established its fiscal 2009 performance target ranges. The 100 basis point drop in the prime lending interest rate in the first quarter was greater than expected and the corresponding reduction in net interest margin continued to significantly affect both total revenues and overall profitability. While realized gains on the sale of securities have helped alleviate the full financial impact of margin pressures, this does not represent a sustainable source of income over the long-term. First quarter results are within all but two of the established target ranges, but increased economic uncertainties make it very difficult to offer concrete expectations for the ultimate achievement of these. Also unknown is the specific timeframe that will be required to effectively employ capital from the Series 3 Preferred Share offerings. The ongoing relevance of published performance target ranges as they relate to actual expectations should become more clear at the end of the second quarter when management is better able to assess the likely impact of prevailing economic and market environments, particularly as they relate to net interest margin. Based on its current view, management believes the provisions for credit losses will remain within the target range of 15-18 basis points of average loans. Management also believes the Bank can still attain its 10% annual loan growth target.

On the assumption that the group of underwriters fully exercise their option to purchase the additional 390,000 Public Offering Preferred Units, future preferred dividend obligations for each full quarter are estimated at $3.8 million (or approximately $0.06 per common share). On a net basis, using a highly conservative assumption that the Bank temporarily invests 100% of the estimated $209.75 million proceeds from the offerings in high quality, short-term debt investments yielding 2%, the after tax difference for future preferred dividend obligations for each full quarter would be approximately $3.0 million (or approximately $0.05 per common share), all else equal. As a result of the preferred share offerings, commencing in the second quarter, CWB will report both "return on common equity" and "net income available to common shareholders" as additional line items within its financial reporting framework.

This management's discussion and analysis is dated March 4, 2009.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- return on shareholders' equity – net income divided by average shareholder's equity;
- return on assets – net income divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI);
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI;
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

Forward-looking Statements
From time to time, Canadian Western Bank (the Bank) makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions, or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including the volatility and lack of liquidity in financial markets, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, regulatory and legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, changes in accounting standards and policies, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause the Bank's actual results to differ materially from the expectations expressed in such forward looking statements. Unless required by securities law, the Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Assumptions about the performance of the Canadian economy in 2009 and how it will affect CWB's businesses are material factors the Bank considers when setting its objectives. In setting performance target ranges for fiscal 2009, management's expectations assume prolonged economic uncertainty that includes significantly challenged global economies and troubled markets; moderated economic activity in Western Canada; a declining interest rate environment supported by stable inflation partially attributed to lower energy and commodity prices; sound credit quality with actual losses remaining within the Bank's historic range of acceptable levels; and, a compressed net interest margin consistent with elevated deposit costs, reduced prime lending rates, comparatively lower investment returns reflecting high quality assets held in the securities portfolio and the Bank's higher liquidity levels maintained in response to disruptions in financial markets, partially offset by expectations for higher credit spreads and a corresponding increase in loan yields on both new lending facilities and renewal accounts.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)		For the three months ended January 31 2009	October 31 2008	January 31 2008	Change from January 31 2008
Interest Income					
Loans		**$ 119,268**	$ 123,192	$ 126,751	(6)%
Securities		**11,212**	10,818	15,191	(26)
Deposits with regulated financial institutions		**3,537**	3,857	4,957	(29)
		134,017	137,867	146,899	(9)
Interest Expense					
Deposits		**75,740**	75,016	85,707	(12)
Subordinated debentures		**5,267**	5,769	5,483	(4)
		81,007	80,785	91,190	(11)
Net Interest Income		**53,010**	57,082	55,709	(5)
Provision for Credit Losses	(Note 6)	**3,369**	3,187	2,813	20
Net Interest Income after Provision for Credit Losses		**49,641**	53,895	52,896	(6)
Other Income					
Credit related		**5,743**	5,226	7,309	(21)
Insurance, net	(Note 3)	**2,112**	3,843	3,209	(34)
Trust and wealth management services		**3,913**	3,398	3,564	10
Retail services		**1,844**	1,963	1,959	(6)
Gains on sale of securities		**8,143**	948	1,014	703
Foreign exchange gains (losses)		**555**	(61)	383	45
Other		**41**	120	185	(78)
		22,351	15,437	17,623	27
Net Interest and Other Income		**71,992**	69,332	70,519	2
Non-Interest Expenses					
Salaries and employee benefits		**23,837**	22,861	20,617	16
Premises and equipment		**6,028**	6,022	5,382	12
Other expenses		**6,149**	6,020	5,256	17
Provincial capital taxes		**391**	456	569	(31)
		36,405	35,359	31,824	14
Net Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiary		**35,587**	33,973	38,695	(8)
Provision for Income Taxes		**9,901**	9,488	12,790	(23)
		25,686	24,485	25,905	(1)
Non-Controlling Interest in Subsidiary		**67**	-	-	nm
Net Income		**$ 25,619**	$ 24,485	$ 25,905	(1)%
Weighted average common shares outstanding		**63,465,292**	63,417,993	62,975,022	1 %
Earnings per Common Share					
Basic		**$ 0.40**	$ 0.39	$ 0.41	(2)%
Diluted		**0.40**	0.38	0.40	-

nm - not meaningful

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at January 31 2009	As at October 31 2008	As at January 31 2008	Change from January 31 2008
Assets					
Cash Resources					
Cash and non-interest bearing deposits with financial institutions		**$ 31,984**	$ 8,988	$ 9,161	249 %
Interest bearing deposits with regulated financial institutions	(Note 4)	**430,594**	464,193	475,902	(10)
Cheques and other items in transit		**7,461**	18,992	5,262	42
		470,039	492,173	490,325	(4)
Securities	(Note 4)				
Issued or guaranteed by Canada		**338,844**	347,777	417,735	(19)
Issued or guaranteed by a province or municipality		**455,759**	452,045	396,492	15
Other securities		**444,166**	429,142	479,806	(7)
		1,238,769	1,228,964	1,294,033	(4)
Securities Purchased Under Resale Agreements		**15,000**	77,000	209,000	(93)
Loans	(Notes 5 and 7)				
Residential mortgages		**2,233,841**	2,134,327	1,865,102	20
Other loans		**6,834,088**	6,565,280	5,907,067	16
		9,067,929	8,699,607	7,772,169	17
Allowance for credit losses	(Note 6)	**(74,476)**	(75,538)	(65,188)	14
		8,993,453	8,624,069	7,706,981	17
Other					
Land, buildings and equipment		**31,195**	31,893	25,793	21
Goodwill		**9,360**	6,933	6,933	35
Other intangible assets		**7,412**	2,155	2,545	191
Insurance related		**52,011**	52,943	53,891	(3)
Derivative related	(Note 8)	**12,852**	9,980	3,701	247
Other assets		**76,981**	74,622	71,438	8
		189,811	178,526	164,301	16
Total Assets		**$ 10,907,072**	$ 10,600,732	$ 9,864,640	11 %
Liabilities and Shareholders' Equity					
Deposits					
Payable on demand		**$ 362,394**	$ 383,083	$ 391,776	(7)%
Payable after notice		**1,982,001**	2,010,039	1,960,857	1
Payable on a fixed date		**7,073,702**	6,747,597	6,102,713	16
Deposit from Canadian Western Bank Capital Trust		**105,000**	105,000	105,000	-
		9,523,097	9,245,719	8,560,346	11
Other					
Cheques and other items in transit		**30,432**	29,036	25,525	19
Insurance related		**135,565**	134,769	126,022	8
Derivative related	(Note 8)	**97**	163	329	(70)
Other liabilities		**138,278**	136,897	138,449	-
		304,372	300,865	290,325	5
Subordinated Debentures					
Conventional		**375,000**	375,000	390,000	(4)
Shareholders' Equity					
Retained earnings		**466,841**	448,203	392,345	19
Accumulated other comprehensive income (loss)		**(7)**	(5,203)	961	nm
Capital stock	(Note 9)	**222,010**	221,914	220,217	1
Contributed surplus		**15,759**	14,234	10,446	51
		704,603	679,148	623,969	13
Total Liabilities and Shareholders' Equity		**$ 10,907,072**	$ 10,600,732	$ 9,864,640	11 %
Contingent Liabilities and Commitments	(Note 10)				

nm - not meaningful

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)		For the three months ended January 31 2009	January 31 2008
Retained Earnings			
Balance at beginning of period		**$ 448,203**	$ 372,739
Net income		**25,619**	25,905
Dividends		**(6,981)**	(6,299)
Balance at end of period		**466,841**	392,345
Accumulated Other Comprehensive Income (Loss)			
Balance at beginning of period		**(5,203)**	(5,931)
Other comprehensive income		**5,196**	6,892
Balance at end of period		**(7)**	961
Total retained earnings and accumulated other comprehensive income (loss)		**466,834**	393,306
Capital Stock	(Note 9)		
Balance at beginning of period		**221,914**	219,004
Issued on exercise of employee stock options		**60**	650
Transferred from contributed surplus on exercise or exchange of options		**36**	563
Balance at end of period		**222,010**	220,217
Contributed Surplus			
Balance at beginning of period		**14,234**	9,681
Amortization of fair value of employee stock options		**1,561**	1,328
Transferred to capital stock on exercise or exchange of options		**(36)**	(563)
Balance at end of period		**15,759**	10,446
Total Shareholders' Equity		**$ 704,603**	$ 623,969

Consolidated Statement of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended January 31 2009	January 31 2008
Net Income	**$ 25,619**	$ 25,905
Other Comprehensive Income, net of tax		
Available-for-sale securities:		
Gains from change in fair value[(1)]	**9,020**	4,486
Reclassification to other income[(2)]	**(5,750)**	685
	3,270	5,171
Derivatives designated as cash flow hedges:		
Gains from change in fair value[(3)]	**3,436**	1,809
Reclassification to net interest income[(4)]	**(1,510)**	(88)
	1,926	1,721
	5,196	6,892
Comprehensive Income for the Period	**$ 30,815**	$ 32,797

(1) Net of income tax expense of $3,753 for the three months ended January 31, 2009 (2008 - $2,108).
(2) Net of income tax benefit of $2,393 for the three months ended January 31, 2009 (2008 - tax expense $329).
(3) Net of income tax expense of $1,550 for the three months ended January 31, 2009 (2008 - $833).
(4) Net of income tax benefit of $681 for the three months ended January 31, 2009 (2008 - $41).

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)		For the three months ended January 31 2009	January 31 2008
Cash Flows from Operating Activities			
Net income		**$ 25,619**	$ 25,905
Adjustments to determine net cash flows			
Provision for credit losses		**3,369**	2,813
Depreciation and amortization		**2,126**	1,669
Amortization of fair value of employee stock options		**1,561**	1,328
Future income taxes, net		**(1,625)**	726
Gain on sale of securities, net		**(8,143)**	(1,014)
Accrued interest receivable and payable, net		**11,800**	11,815
Current income taxes payable, net		**(3,978)**	(1,801)
Other items, net		**(7,562)**	(18,681)
		23,167	22,760
Cash Flows from Financing Activities			
Deposits, net		**277,378**	303,428
Common shares issued		**60**	650
Dividends		**(6,981)**	(6,299)
		270,457	297,779
Cash Flows from Investing Activities			
Interest bearing deposits with regulated financial institutions, net		**39,200**	(68,719)
Securities, purchased		**(739,636)**	(553,008)
Securities, sale proceeds		**627,894**	298,287
Securities, matured		**107,326**	314,287
Securities purchased under resale agreements, net		**62,000**	(2,075)
Loans, net		**(372,753)**	(304,214)
Land, buildings and equipment		**(1,105)**	(1,590)
Business acquisitions	(Note 2)	**(6,481)**	-
		(283,555)	(317,032)
Change in Cash and Cash Equivalents		**10,069**	3,507
Cash and Cash Equivalents at Beginning of Period		**(1,056)**	(14,609)
Cash and Cash Equivalents at End of Period *		**$ 9,013**	$ (11,102)
* Represented by:			
Cash and non-interest bearing deposits with financial institutions		**$ 31,984**	$ 9,161
Cheques and other items in transit (included in Cash Resources)		**7,461**	5,262
Cheques and other items in transit (included in Other Liabilities)		**(30,432)**	(25,525)
Cash and Cash Equivalents at End of Period		**$ 9,013**	$ (11,102)
Supplemental Disclosure of Cash Flow Information			
Amount of interest paid in the period		**$ 70,216**	$ 80,664
Amount of income taxes paid in the period		**15,504**	13,865

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2008. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2008 as set out on pages 61 to 91 of the Bank's 2008 Annual Report.

Changes in Accounting Policies

Goodwill and Intangible Assets

Effective November 1, 2008, the Bank adopted the CICA new accounting standard, Section 3064, *Goodwill and Intangible Assets*. Section 3064, which replaces Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets.

Credit Risk and Fair Value

Effective November 1, 2008, the Bank adopted EIC 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. The abstract clarifies how the Bank's own credit risk and the credit risk of a counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

2. Business Acquisition

Effective November 1, 2008 the Bank acquired 72.5% of the outstanding shares of Adroit Investment Management Ltd. (Adroit). Adroit is an Edmonton, Alberta based firm specializing in wealth management for individuals, corporations and institutional clients. The results of operations for Adroit have been included in the Bank's consolidated financial statements since the effective acquisition date. The initial $6,481 acquisition cost was paid in cash. Additional contingent consideration, to a maximum of $1,675, will be paid in cash if earnings targets are achieved over a two year period. Any future contingent payment will be recorded when the liability has been incurred and will increase goodwill.

The following table summarizes the fair value of the assets acquired and liabilities assumed:

Net assets acquired		
Other assets	$	90
Other intangible assets		3,964
Goodwill		2,427
	$	6,481

Other intangible assets include customer relationships, non-competition agreements and a trade name. The trade name, which has an estimated value of $280, is not subject to amortization. Adroit's financial results, the goodwill and other intangible assets related to the acquisition will be included in the banking and trust segment. The total amount of goodwill and intangible assets will not be deductible for income tax purposes.

3. Insurance Revenues, Net

Insurance revenues, net, as reported in other income on the consolidated statement of income is presented net of net claims and adjustment expenses and policy acquisition costs.

	For the three months ended		
	January 31 2009	October 31 2008	January 31 2008
Net earned premiums	**$ 25,215**	$ 24,877	$ 24,299
Commissions and processing fees	**654**	742	662
Net claims and adjustment expenses	**(18,651)**	(16,564)	(17,069)
Policy acquisition costs	**(5,106)**	(5,212)	(4,683)
Total, net	**$ 2,112**	$ 3,843	$ 3,209

4. Securities

Net unrealized gains (losses) reflected on the balance sheet follow:

	As at January 31 2009	As at October 31 2008	As at January 31 2008
Interest bearing deposits with regulated financial institutions	**$ 6,540**	$ 940	$ 992
Securities			
Issued or guaranteed by Canada	**2,452**	1,417	1,471
Issued or guaranteed by a province or municipality	**7,112**	1,214	1,967
Other securities	**(29,288)**	(21,386)	(6,102)
Unrealized losses, net	**$ (13,184)**	$ (17,815)	$ (1,672)

The securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in value are generally attributed to changes in market credit spreads, interest rates and shifts in the interest rate curve. Unrealized losses are considered to be other than permanent in nature.

5. Loans

The composition of the Bank's loan portfolio by geographic region and industry sector follow.

($ millions)	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total	January 31 2009 Composition Percentage	October 31 2008 Composition Percentage	January 31 2008 Composition Percentage
Loans to Individuals									
Residential mortgages[2]	$ 1,128	$ 846	$ 128	$ 75	$ 57	$ 2,234	24 %	24 %	24 %
Other loans	112	214	24	3	1	354	4	4	3
	1,240	1,060	152	78	58	2,588	28	28	27
Loans to Businesses									
Commercial	727	1,265	94	78	249	2,413	27	27	25
Construction and real estate[3]	956	1,415	78	61	164	2,674	29	29	27
Equipment financing	316	826	36	13	47	1,238	14	14	17
Energy	-	155	-	-	-	155	2	2	4
	1,999	3,661	208	152	460	6,480	72	72	73
Total Loans[1]	$ 3,239	$ 4,721	$ 360	$ 230	$ 518	$ 9,068	100 %	100 %	100 %
Composition Percentage									
January 31, 2009	36 %	52 %	4 %	2 %	6 %	100 %			
October 31, 2008	36 %	53 %	4 %	2 %	5 %	100 %			
January 31, 2008	36 %	54 %	4 %	2 %	4 %	100 %			

(1) This table does not include an allocation for credit losses or deferred revenue and premiums.
(2) Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
(3) Includes commercial term mortgages and project (interim) mortgages for non-residential property.

6. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses.

	For the three months ended January 31, 2009			For the three months ended October 31, 2008		
	Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	**$ 15,011**	**$ 60,527**	**$ 75,538**	$ 10,784	$ 59,225	$ 70,009
Provision for credit losses	**2,974**	**395**	**3,369**	1,885	1,302	3,187
Write-offs	**(4,464)**	**-**	**(4,464)**	(705)	-	(705)
Recoveries	**33**	**-**	**33**	3,047	-	3,047
Balance at end of period	**$ 13,554**	**$ 60,922**	**$ 74,476**	$ 15,011	$ 60,527	$ 75,538

	For the three months ended January 31, 2008		
	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	$ 7,414	$ 55,608	$ 63,022
Provision for credit losses	2,481	332	2,813
Write-offs	(674)	-	(674)
Recoveries	27	-	27
Balance at end of period	$ 9,248	$ 55,940	$ 65,188

7. Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowances for credit losses, by loan type, are as follows.

	As at January 31, 2009				As at October 31, 2008			
	Gross Amount	**Gross Impaired Amount**	**Specific Allowance**	**Net Impaired Loans**	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	**$ 1,323,201**	**$ 12,700**	**$ 534**	**$ 12,166**	$ 1,288,160	$ 11,462	$ 305	$ 11,157
Real estate[1]	**3,864,064**	**75,092**	**4,698**	**70,394**	3,673,158	51,909	2,948	48,961
Industrial	**1,416,287**	**16,115**	**5,963**	**10,152**	1,391,287	20,456	5,647	14,809
Commercial	**2,464,377**	**3,878**	**2,360**	**1,518**	2,347,002	7,809	6,111	1,698
Total	**$ 9,067,929**	**$ 107,785**	**$ 13,555**	**94,230**	$ 8,699,607	$ 91,636	$ 15,011	76,625
General allowance[2]				**(60,922)**				(60,527)
Net impaired loans after general allowance				**$ 33,308**				$ 16,098

	As at January 31, 2008			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,093,034	$ 5,197	$ 528	$ 4,669
Real estate[1]	3,126,745	7,815	918	6,897
Industrial	1,643,847	12,260	3,377	8,883
Commercial	1,908,543	13,675	4,425	9,250
Total	$ 7,772,169	$ 38,947	$ 9,248	29,699
General allowance[2]				(55,940)
Net impaired loans after general allowance				$ (26,241)

[1] Multi-family residential mortgages are included in real estate loans.
[2] The general allowance for credit risk is not allocated by loan type.

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows.

	As at January 31, 2009			As at October 31, 2008		
	Gross Impaired Amount	**Specific Allowance**	**Net Impaired Loans**	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	**$ 54,925**	**$ 5,205**	**$ 49,720**	$ 48,133	$ 9,005	$ 39,128
British Columbia	**50,166**	**7,134**	**43,032**	40,656	4,626	36,030
Saskatchewan	**1,801**	**609**	**1,192**	2,155	792	1,363
Manitoba	**388**	**388**	**-**	389	389	-
Other	**505**	**219**	**286**	303	199	104
Total	**$ 107,785**	**$ 13,555**	**94,230**	$ 91,636	$ 15,011	76,625
General allowance[1]			**(60,922)**			(60,527)
Net impaired loans after general allowance			**$ 33,308**			$ 16,098

	As at January 31, 2008		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 20,028	$ 6,050	$ 13,978
British Columbia	15,648	1,622	14,026
Saskatchewan	3,095	1,480	1,615
Manitoba	96	56	40
Other	80	40	40
Total	$ 38,947	$ 9,248	29,699
General allowance[1]			(55,940)
Net impaired loans after general allowance			$ (26,241)

[1] The general allowance for credit risk is not allocated by province.

During the three months ended January 31, 2009, interest recognized as income on impaired loans totaled $206 (2008 - $63).

7. Impaired and Past Due Loans – continued

Gross impaired loans exclude certain past due loans which are loans where payment of interest or principal is contractually in arrears but which are not classified as impaired. Details of such past due loans that have not been included in the gross impaired amount are as follows:

	As at January 31, 2009					As at October 31, 2008
	1 - 30 days	31 - 60 days	61 - 90 days	More than 90 days	Total	Total
Residential mortgages	$ 7,866	$ 10,985	$ 2,597	$ -	$ 21,448	$ 16,114
Other loans	12,863	14,005	892	-	27,760	16,084
	$ 20,729	$ 24,990	$ 3,489	$ -	$ 49,208	$ 32,198

Certain process changes were required to compile the above information and comparative figures for January 31, 2008 are not available.

8. Derivative Financial Instruments

For the three months ended January 31, 2009, a net unrealized after tax gain of $3,436 (2008 - $1,809) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges, and $nil (2008 - $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. For the three months ended January 31, 2009, a net gain after tax of $1,510 (2008 - $88) was reclassified to net income. A net gain of $5,801 (2008 - $1,054) after tax recorded in accumulated other comprehensive income (loss) as at January 31, 2009 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

The following table shows the notional value outstanding for derivative financial instruments and the related fair value.

	As at January 31, 2009			As at October 31, 2008		
	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges(1)	$ 513,000	$ 12,848	$ 75	$ 593,000	$ 9,978	$ -
Equity contracts(2)	4,440	-	169	4,400	-	139
Foreign exchange contracts(3)	4,280	4	37	2,600	2	175
Embedded derivatives in equity-linked deposits(2)	n/a	184	-	n/a	151	-
Other forecasted transactions	-	-	-	-	-	-
Derivative related amounts		$ 13,036	$ 281		$ 10,131	$ 314

	As at January 31, 2008		
	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges	$ 560,000	$ 3,010	$ 53
Equity contracts	6,000	178	-
Foreign exchange contracts	89,752	513	6
Embedded derivatives in equity-linked deposits	n/a	-	270
Other forecasted transactions	-	-	-
Derivative related amounts		$ 3,701	$ 329

(1) Interest rate swaps outstanding at January 31, 2009 mature between February 2009 and January 2013.
(2) Equity contracts and equity-linked deposits outstanding at January 31, 2009 mature between February 2009 and March 2011.
(3) Foreign exchange contracts outstanding at January 31, 2009 mature between February 2009 and December 2009.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the three months ended January 31, 2009.

9. Capital Stock and Share Incentive Plan

Capital Stock

	For the three months ended			
	January 31, 2009		January 31, 2008	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**63,457,142**	**$ 221,914**	62,836,189	$ 219,004
Issued on exercise or exchange of options	**10,990**	**60**	309,888	650
Transferred from contributed surplus on exercise or exchange of options	**-**	**36**	-	563
Outstanding at end of period	**63,468,132**	**$ 222,010**	63,146,077	$ 220,217

Employee Stock Options

	For the three months ended			
	January 31, 2009		January 31, 2008	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**5,204,882**	**$ 20.83**	4,911,277	$ 16.96
Granted	**990,035**	**11.76**	595,842	31.18
Exercised or exchanged	**(21,000)**	**10.08**	(409,050)	8.88
Forfeited	**-**	**-**	(10,800)	24.99
Balance at end of period	**6,173,917**	**$ 19.41**	5,087,269	$ 19.26
Exercisable at end of period	**1,895,500**	**$ 13.24**	1,287,527	$ 9.58

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 21,000 options (2008 - 409,050) exercised or exchanged in the three months ended January 31, 2009, option holders exchanged the rights to 15,000 options (2008 - 324,600) and received 4,990 shares (2008 - 225,438) in return under the cashless settlement alternative.

In the three months ended January 31, 2009, salary expense of $1,561 (2008 - $1,328) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 2.1% (2008 - 4.1%), (ii) expected option life of 4.0 years (2008 - 4.0 years), (iii) expected volatility of 35% (2008 - 21%), and (iv) expected dividends of 4.0% (2008 - 1.3%). The weighted average fair value of options granted was estimated at $1.90 (2007 - $6.69) per share.

During the first quarter of 2009, 990,035 options were granted. Of this amount, 750,000 options are subject to shareholder and TSX approval.

10. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2008 (see pages 80 to 81 of the 2008 Annual Report) and include:

	As at January 31 2009	As at October 31 2008	As at January 31 2008
Guarantees and standby letters of credit			
Balance outstanding	**$ 217,270**	$ 232,649	$ 196,670
Business credit cards			
Total approved limit	**11,763**	11,503	10,040
Balance outstanding	**2,703**	2,778	2,308

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

11. Financial Instruments

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the 2008 consolidated annual financial statements.

The value of financial assets recorded on the consolidated balance sheet at January 31, 2009 at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 98% (2008 - 87%) of the portfolio and estimated using a valuation technique based on observable market data for 2% (2008 - 13%) of the portfolio. The value of liabilities recorded on the consolidated balance sheet at fair value (derivatives) was determined for the entire portfolio using a valuation technique based on observable market data.

The table below sets out the fair values of financial instruments (including certain derivatives) using the valuation methods and assumptions outlined in the 2008 consolidated annual financial statements. The table does not include assets and liabilities that are not considered financial instruments.

	January 31, 2009			October 31, 2008		
	Book Value	**Fair Value**	**Fair Value Over (Under) Book Value**	Book Value	Fair Value	Fair Value Over (Under) Book Value
Assets						
Cash resources	**$ 470,039**	**$ 470,039**	**$ -**	$ 492,173	$ 492,173	$ -
Securities	**1,238,769**	**1,238,769**	**-**	1,228,964	1,228,964	-
Securities purchased under resale agreements	**15,000**	**15,000**	**-**	77,000	77,000	-
Loans[1]	**9,069,187**	**9,066,945**	**(2,242)**	8,700,672	8,635,811	(64,861)
Other assets[2]	**83,885**	**83,885**	**-**	82,782	82,782	-
Derivative related	**12,852**	**12,852**	**-**	9,980	9,980	-
Liabilities						
Deposits[1]	**9,537,951**	**9,630,012**	**92,061**	9,258,776	9,247,017	(11,759)
Other liabilities[3]	**242,895**	**242,895**	**-**	232,678	232,678	-
Subordinated debentures	**375,000**	**379,288**	**4,288**	375,000	387,774	12,774
Derivative related	**97**	**97**	**-**	163	163	-

(1) Loans and deposits exclude deferred premiums and deferred revenue, which are not financial instruments.
(2) Other assets exclude land, buildings and equipment, goodwill and other intangible assets, reinsurers' share of unpaid claims and adjustment expenses, future income tax asset, prepaid and deferred expenses, financing costs and other items that are not financial instruments.
(3) Other liabilities exclude future income tax liability, deferred revenue, unearned insurance premiums and other items that are not financial instruments.
(4) For further information on interest rates associated with financial assets and liabilities, including derivative instruments, refer to Note 12.

12. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 28 of the audited consolidated financial statements for the year ended October 31, 2008 (see page 86 of the 2008 Annual Report). The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-interest Sensitive	Total
January 31, 2009								
Assets								
Cash resources and securities	**$ 56**	**$ 123**	**$ 359**	**$ 538**	**$ 1,068**	**$ 69**	**$ 49**	**$ 1,724**
Loans	**5,171**	**563**	**803**	**6,537**	**2,467**	**80**	**(91)**	**8,993**
Other assets	**-**	**-**	**-**	**-**	**-**	**-**	**190**	**190**
Derivative financial instruments[1]	**26**	**31**	**183**	**240**	**277**	**-**	**-**	**517**
Total	**5,253**	**717**	**1,345**	**7,315**	**3,812**	**149**	**148**	**11,424**
Liabilities and Equity								
Deposits	**3,438**	**635**	**2,197**	**6,270**	**3,163**	**105**	**(15)**	**9,523**
Other liabilities	**3**	**6**	**27**	**36**	**36**	**8**	**224**	**304**
Debentures	**-**	**-**	**60**	**60**	**240**	**75**	**-**	**375**
Shareholders' equity	**-**	**-**	**-**	**-**	**-**	**-**	**705**	**705**
Derivative financial instruments[1]	**517**	**-**	**-**	**517**	**-**	**-**	**-**	**517**
Total	**$ 3,958**	**$ 641**	**$ 2,284**	**$ 6,883**	**$ 3,439**	**$ 188**	**$ 914**	**$ 11,424**
Interest Rate Sensitive Gap	**$ 1,295**	**$ 76**	**$ (939)**	**$ 432**	**$ 373**	**$ (39)**	**$ (766)**	**$ -**
Cumulative Gap	**$ 1,295**	**$ 1,371**	**$ 432**	**$ 432**	**$ 805**	**$ 766**	**$ -**	**$ -**
Cumulative Gap as a percentage of total assets	**11.3 %**	**12.0 %**	**3.8 %**	**3.8 %**	**7.0 %**	**6.7 %**	**- %**	**- %**
October 31, 2008								
Assets	$ 5,140	$ 784	$ 1,263	$ 7,187	$ 3,749	$ 141	$ 120	$ 11,197
Liabilities and equity	4,072	889	1,992	6,953	3,165	189	890	11,197
Interest rate sensitive gap	$ 1,068	$ (105)	$ (729)	$ 234	$ 584	$ (48)	$ (770)	$ -
Cumulative gap	$ 1,068	$ 963	$ 234	$ 234	$ 818	$ 770	$ -	$ -
Cumulative gap as a percentage of total assets	9.5 %	8.6 %	2.1 %	2.1%	7.3 %	6.9 %	- %	- %
January 31, 2008								
Cumulative gap	$ 496	$ 368	$ 366	$ 366	$ 729	$ 705	$ -	$ -
Cumulative gap as a percentage of total assets	4.8 %	3.5 %	3.5 %	3.5 %	7.0 %	6.8 %	- %	- %

(1) Derivative financial instruments are included in this table at the notional amount.
(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial assets and liability are shown below:

January 31, 2009	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
Total assets	**3.9 %**	**3.1 %**	**5.0 %**	**4.0 %**	**5.4 %**	**6.4 %**	**4.5 %**
Total liabilities	**1.3**	**2.5**	**3.9**	**2.3**	**4.2**	**5.8**	**2.9**
Interest rate sensitive gap	**2.6 %**	**0.6 %**	**1.1 %**	**1.7 %**	**1.2 %**	**0.6 %**	**1.6 %**
October 31, 2008							
Total assets	4.7 %	4.2 %	5.1 %	4.8 %	5.4 %	5.8 %	5.0 %
Total liabilities	2.2	3.6	4.0	2.9	4.2	5.7	3.4
Interest rate sensitive gap	2.5 %	0.6 %	1.1 %	1.9 %	1.2 %	0.1 %	1.6 %
January 31, 2008							
Total assets	6.1 %	4.9 %	5.2 %	5.8 %	5.9 %	5.7 %	5.8 %
Total liabilities	3.5	4.3	4.2	3.8	4.3	5.7	3.9
Interest rate sensitive gap	2.6 %	0.6 %	1.0 %	2.0 %	1.6 %	0.0 %	1.9 %

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 5.8% (October 31, 2008 - 4.8%) and decrease other comprehensive income $21,444 (October 31, 2008 - $19,982) net of tax, respectively over the following twelve months. A one-percentage point decrease in all interest rates would decrease net interest income by approximately 7.0% (October 31, 2008 - 4.8%) and increase other comprehensive income $21,444 (October 31, 2008 - $19,982) net of tax.

13. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides banking, trust and wealth management services to personal clients, small to medium-sized commercial business clients and institutional clients primarily in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	January 31 2009	October 31 2008	January 31 2008	**January 31 2009**	October 31 2008	January 31 2008
Net interest income (teb)[(1)]	**$ 53,101**	$ 56,993	$ 55,642	**$ 1,495**	$ 1,629	$ 1,404
Less teb adjustment	**1,438**	1,375	1,238	**148**	165	99
Net interest income per financial statements	**51,663**	55,618	54,404	**1,347**	1,464	1,305
Other income[(2)]	**20,218**	11,580	14,395	**2,133**	3,857	3,228
Total revenues	**71,881**	67,198	68,799	**3,480**	5,321	4,533
Provision for credit losses	**3,369**	3,187	2,813	**-**	-	-
Non-interest expenses	**33,910**	32,913	29,504	**2,495**	2,446	2,320
Provision for income taxes	**9,713**	8,788	12,042	**188**	700	748
Non-controlling interest in subsidiary	**67**	-	-	**-**	-	-
Net income	**$ 24,822**	$ 22,310	$ 24,440	**$ 797**	$ 2,175	$ 1,465
Total average assets ($ millions)[(3)]	**$ 10,711**	$ 9,902	$ 9,428	**$ 188**	$ 191	$ 180

	Total		
	Three months ended		
	January 31 2009	October 31 2008	January 31 2008
Net interest income (teb)[(1)]	**$ 54,596**	$ 58,622	$ 57,046
Less teb adjustment	**1,586**	1,540	1,337
Net interest income per financial statements	**53,010**	57,082	55,709
Other income	**22,351**	15,437	17,623
Total revenues	**75,361**	72,519	73,332
Provision for credit losses	**3,369**	3,187	2,813
Non-interest expenses	**36,405**	35,359	31,824
Provision for income taxes	**9,901**	9,488	12,790
Non-controlling interest in subsidiary	**67**	-	-
Net income	**$ 25,619**	$ 24,485	$ 25,905
Total average assets ($ millions)[(3)]	**$ 10,899**	$ 10,093	$ 9,608

(1) Taxable Equivalent Basis (teb) – Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

14. Capital Management

Capital for Canadian financial institutions is managed and reported in accordance with a capital management framework specified by OSFI called Basel II.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

Additional information about the Bank's capital management practices is provided in Note 31 to the 2008 audited financial statements beginning on page 89 of the 2008 Annual Report.

Capital Structure and Regulatory Ratios

	As at January 31 2009	As at October 31 2008	As at January 31 2008
Capital			
Tier 1	**$ 787,859**	$ 775,445	$ 718,600
Total	**1,180,204**	1,168,272	1,087,805
Capital ratios			
Tier 1	**8.7 %**	8.9 %	9.2 %
Total	**13.0**	13.5	13.9
Assets to capital multiple	**9.3 x**	9.2 x	9.1 x

During the three months ended January 31, 2009, the Bank complied with all internal and external capital requirements.

15. Subsequent Event

On March 2, 2009, the Bank issued 8.0 million Preferred Units at $25 per share, for total proceeds of $200 million. Of the total, 5.4 million Preferred Units were issued by way of a private placement for total proceeds of $135 million, and 2.6 million were issued under a public offering for total proceeds of $65 million. The Bank granted the underwriters an option, exercisable in whole or in part up to April 1, 2009, to purchase up to an additional 390 thousand Preferred Units at the same offering price, for maximum additional proceeds of $9.75 million.

The Preferred Units issued by way of the private placement and the public offering each consist of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (Series 3 Preferred Shares) in the capital of the Bank with an issue price of $25.00 per share and 1.7857 and 1.7800 common share purchase warrants, respectively. Each warrant will be exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014.

Holders of the Series 3 Preferred Shares are entitled to receive non-cumulative quarterly fixed dividends for the initial five-year period ending April 30, 2014 of 7.25% per annum, payable quarterly, as and when declared by the Board of Directors of CWB. The dividend rate on Series 3 Preferred Shares will reset May 1, 2014 and every five years thereafter at a level of 500 basis points over the then current five-year Government of Canada bond yield. On April 30, 2014, and every five years thereafter, Holders of Series 3 Preferred Shares will, subject to certain conditions, have the option to convert their shares to Non-Cumulative Floating Rate Preferred Shares, Series 4 (Series 4 Preferred Shares). Holders of the Series 4 Preferred Shares will be entitled to a floating quarterly dividend rate equal to the 90-day Canadian Treasury Bill Rate plus 500 basis points, as and when declared by the Board of Directors of CWB.

The Series 3 Preferred Shares will not be redeemable prior to April 30, 2014. Subject to the provisions of the Bank Act, to the prior consent of the Superintendent of OSFI and to the provisions described in the prospectus for the public offering, on April 30, 2014 and on April 30 every five years thereafter, the Bank may redeem all or any part of the then outstanding Series 3 Preferred Shares, at the Bank's option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of $25.00 together with all declared and unpaid dividends to the date fixed for redemption.

Subject to the provisions of the Bank Act, to the prior consent of the Superintendent of OSFI and to the provisions described in the prospectus for the public offering, on not more than 60 nor less than 30 days' notice, the Bank may redeem all or any part of the then outstanding Series 4 Preferred Shares, at the Bank's option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of: (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 30, 2019 and on April 30 every five years thereafter; or (ii) $25.50 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on any other date on or after April 30, 2014.

16. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

17. Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

The Bank has embarked on a four stage project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic phase is complete and the design and planning phase is underway and expected to be completed by the end of fiscal 2009.

The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable. Additional information regarding the Bank's plan and the expected impact of the transition will be provided as the project moves forward.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Toll-free: 1-800-663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Toll-free: 1-866-313-1872
Fax: (403) 233-2857
Website: www.valianttrust.com

Adroit Investment Management Ltd.
2020 Scotia Place
10060 Jasper Avenue
Edmonton, AB T5J 3R8
Telephone: (780) 429-3500
Fax: (780) 429-9680
Website: www.adroitinvestments.ca

Stock Exchange Listings
The Toronto Stock Exchange
- Common Shares: CWB
- Series 3 Preferred Shares: CWB.PR.A
- Common Share Purchase Warrants: CWB.WT

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Dividends
Cash dividends paid to Canadian residents are "eligible dividends" as defined in the Income Tax Act.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbankgroup.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on CWB's website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
CWB's quarterly conference call and live audio webcast took place on March 5, 2009 at 3:00 p.m. ET.
The webcast will be archived on the Bank's website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until March 18, 2009 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21297397, followed by the pound sign.